Exhibit 4.1

COMMON STOCK
PAR VALUE $.01 PER SHARE

[Ameriprise Financial Logo]

NUMBER   SHARES

AMP

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

CUSIP 03076C 10 6

THIS CERTIFIES THAT
Is the Holder of record of

FULLY PAID AND NONASSESSABLE SHARES OF THE COMMON

See reverse for certain definitions

Transferable in New York, NY

STOCK OF

Ameriprise Financial, Inc.
transferable upon the books of the corporation upon surrender of this certificate properly endorsed.
This certificate is not valid until countersigned and registered by the Transfer Agent and Registrar.

CERTIFICATE OF STOCK

WITNESS the facsimile seal of the corporation and the facsimile signatures of its duly authorized officers.
Dated

Countersigned and Registered:
THE BANK OF NEW YORK
        Transfer Agent and Registrar

By

Authorized Signature   TREASURER   CHAIRMAN AND
                                                            CHIEF EXECUTIVE
                                                                 OFFICER

AMERIPRISE FINANCIAL, INC.
DELAWARE
        CORPORATE
        SEAL
        1983

AMERIPRISE FINANCIAL, INC.

Shareholders may obtain, upon request and without charge, a statement of the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights granted to or imposed upon each class of shares or series thereof authorized to be issued and upon the holders thereof from the office of the Secretary of the Corporation.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM   –as tenants in common

TEN ENT   –as tenants by the entireties
JT TEN   –as joint tenants with right of
           survivorship and not as tenants
           in common

UNIF GIFT MIN ACT-_____Custodian_____
                    (Cust)   (Minor)
under Uniform Gifts to Minors
Act_____
              (State)

UNIF TRF MIN ACT- _____Custodian (until age_____)
                   (Cust)
_____under Uniform Transfers
    (Minor)
to Minors Act_____
                (State)

Additional abbreviations may also be used though not in the above list.

KEEP THIS CERTIFICATE IN A SAFE PLACE. IF IT IS LOST, STOLEN, OR DESTROYED THE CORPORATION WILL REQUIRE A BOND OF INDEMNITY AS A CONDITION TO THE ISSUANCE OF A REPLACEMENT CERTIFICATE.

FOR VALUE RECEIVED, _____ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
____IDENTIFYING NUMBER OF ASSIGNEE
(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE)

_____

Shares
of the common stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

_____Attorney
to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated_____

X_____
X_____
NOTICE: THE SIGNATURE(S) TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME(S) AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

Signature(s) Guaranteed

By _____
THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15.